July 11, 2013

Via Edgar and E-Mail

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:  William H. Thompson

Re:          Titan Machinery Inc.
Form 8-K
Filed July 2, 2013
File No. 1-33866

Dear Mr. Thompson:

On behalf of Titan Machinery Inc. (the “Company”), we are responding to the Staff’s comment letter, dated July 8, 2013, regarding the Company’s Current Report on Form 8-K, filed July 2, 2013 (the “Form 8-K”).

Please note that the Company today filed with the Commission Amendment No. 1 to the Form 8-K (“Amendment No. 1”).  Please also note that we have separately provided the Staff with a copy of Amendment No. 1 that has been marked to show changes made to the Form 8-K since it was initially filed with the Commission.

In order to facilitate the Staff’s review, the Staff’s comment is repeated below in boldface and italicized print. The Company’s response is provided immediately below the comment.

Item 4.01 Changes in Registrant’s Certifying Public Accountant

1.                                      Please revise your disclosure in the last paragraph to state, if true, that you did not consult with Deloitte during the two most recent years and any subsequent interim period prior to engaging that accountant. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Response: The Company has revised the Form 8-K in response to the Staff’s comment. Please see the last paragraph of Item 4.01 of Amendment No. 1.

If we can be of any assistance to the Staff in explaining this response, please let us know.  Please call me at (612) 492-7162 to discuss any additional questions or comments you might have.

Sincerely,

/s/ Melodie R. Rose
Melodie R. Rose

Direct Dial: 612.492.7162
Email: mrose@fredlaw.com

cc:                                Mark Kalvoda (Titan Machinery Inc.)

July 11, 2013

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:  William H. Thompson

Re:          Titan Machinery Inc.
Form 8-K
Filed July 2, 2013
File No. 1-33866

Dear Mr. Thompson:

As requested in the letter dated July 8, 2013 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Form 8-K (the “filing”), filed on July 2, 2013, Titan Machinery Inc. (the “Company”) acknowledges as follows:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TITAN MACHINERY INC.

By:	/s/ Mark P. Kalvoda
Name: Mark P. Kalvoda
Title: Chief Financial Officer